2019 ANNUAL REVIEW







AVINO
SILVER & GOLD MINES LTD

SINCE 1968. A PROVEN MODEL FOR GROWTH

AVINO IS A SILVER AND GOLD PRODUCER WITH A DIVERSIFIED PIPELINE OF GOLD, SILVER AND BASE METALS PROPERTIES IN MEXICO AND CANADA EMPLOYING APPROXIMATELY 350 PEOPLE. AVINO PRODUCES FROM ITS WHOLLY-OWNED AVINO MINE NEAR DURANGO, MEXICO. THE COMPANY'S GOLD AND SILVER PRODUCTION REMAINS UNHEDGED.

OUR MISSION AND STRATEGY

AVINO IS COMMITTED TO BUILDING SHAREHOLDER VALUE THROUGH ITS FOCUS ON PROFITABLE ORGANIC GROWTH AT THE HISTORIC AVINO PROPERTY NEAR DURANGO, MEXICO AND THE STRATEGIC ACQUISITION OF MINERAL EXPLORATION AND MINING PROPERTIES. WE ARE COMMITTED TO MANAGING ALL BUSINESS ACTIVITIES IN AN ENVIRONMENTALLY RESPONSIBLE AND COST-EFFECTIVE MANNER, WHILE CONTRIBUTING TO THE WELL-BEING OF THE COMMUNITIES IN WHICH WE OPERATE.

TABLE OF CONTENTS

MILESTONES 2019

Mexico

- Achieved 2.4 million silver equivalent ounces* production
- Tailings thickener installation completed, in full operation reducing water content sent to the tailings facility
- The open pit was permitted for tailings deposition and a portion was in use
- Encouraging results from the sampling campaign at the Hanging Wall Breccia area of the Avino Vein
- Higher mill throughput (2,500 tpd), higher copper grades at Avino and increased consolidated recoveries
- Crusher upgrades reduced impacts to production from heavy seasonal rain
- Finished processing ore at San Gonzalo, now focused on Elena Tolosa

* For 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu.

Canada – Sale of Bralorne Mines

- Sale of Bralorne Gold Mines to Talisker Resources Ltd. ("Talisker") was finalised on December 16, 2019 for:
  - Cash consideration of C$8.7 million
  - The issuance of 12,580,000 common shares of Talisker
  - Issuance of 6,290,000 share purchase warrants exercisable at $0.25 per share
  - Cash payment of US$2.5 million, upon commercial production at the Bralorne Mine
  - Transfer of all future restoration and reclamation obligation liabilities to Talisker
  - Avino remains a supportive shareholder of Talisker

Corporate

- G&A was reduced by $0.4 million in 2019 compared to 2018
- With the sale of Bralorne, Avino is repositioned to be a primary silver play producer and explorer in Mexico

MEXICO/AVINO MINE KEY OBJECTIVES FOR 2020

- Exploration budget of $1.5M, drilling 11,500 metres at the Avino Mine property
- Continue exploring potential of dry stack tailings for the permitted tailings storage facility (TSF#2), hoping to make a construction decision
- Continue development and exploration planning on the Avino West area of the Avino Mine
- Evaluate metallurgical upgrades to improve recovery rates
- Mill upgrades, focused on automation to improve:
  - onstream data collection
  - operator decision making
  - these upgrades are expected to improve mill availability, throughput and recovery rates

2019 PRODUCTION HIGHLIGHTS: AVINO AND SAN GONZALO MINES


1.39M oz
1.29M oz
2019 Silver
production
958,811 oz
2017
2018
2019


7,935 oz
8,092 oz
2019 Gold
production
6,912 oz
2017
2018
2019


4.37M lbs
4.82M lbs
2019 Copper
production
4.97M lbs
2017
2018
2019


2.70M oz
2.86M oz
2019 Silver
equivalent
production
2.40M oz*
2017
2018
2019

	2019	2018	2017	Change 2018-19
Total Mill Feed (dry tonnes)	789,660	708,764	541,935	↑11%
Avino Mine Feed Grade Silver (g/t)	44	53	64	↓18%
Avino Mine Feed Grade Gold (g/t)	0.45	0.49	0.516	↓8%
Avino Mine Feed Grade Copper (%)	0.56	0.55	0.484	↑2%
San Gonzalo Feed Grade Silver (g/t)	118	222	269	↓47%
San Gonzalo Feed Grade Gold (g/t)	0.46	1.03	1.32	↓55
AHAGS** Feed Grade Silver (g/t)	55	58	–	↓4%
AHAGS Feed Grade Gold (g/t)	0.36	0.41	–	↓12%
AHAGS Feed Grade Copper (g/t)	0.18	0.16	–	↑12%

*For 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu.
In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.
In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

**Avino Historic Above Ground Stockpiles

2019 FINANCIAL HIGHLIGHTS (Expressed in US$)


$33.36M
$34.11M
Revenues
$31.74M
2017
2018
2019


$11.25M
$6.26M
Mine Operating
Income (loss)
$(0.3)M
2017
2018
2019


$2.52M
$1.62M
Net Income (loss)
$(31.5)M
2017
2018
2019
Net loss is related directly to the sale of Bralorne Gold Mines in December 2019.


$16.40M
$13.10M
Working Capital
$13.20M
2017
2018
2019

Expressed in thousands of U.S. dollars	2019	2018	2017	% Change 2018-19
Revenues	$31,746	$34,116	$33,359	↓7%
Net Income (Loss) from Continuing Operations	$(2,335)	$1,657	$2,665	↓241%
Mine Operating Income (Loss)	$(270)	$6,266	$11,253	↓104%
Net Income (Loss)	$(31,461)	$1,626	$2,522	–
Cash	$9,625	$3,252	$3,420	↑196%
Working Capital	$13,209	$13,106	$16,402	↑1%

2019 OPERATIONAL HIGHLIGHTS


Silver Equivalent
Payable oz Sold[2]
2.35M
2.25M
2.64M
2017
2018
2019


Cash Cost per
Silver Equivalent
Payable Ounce[1,3]
$12.08
$8.65
$9.32
2017
2018
2019


All-in Sustaining
Cash Cost per
Silver Equivalent
Payable Ounce[1,2]
$17.19
$12.41
$12.94
2017
2018
2019

"Despite the challenges of the past and current year, we are ready for our transition with operating cash flows of $1.4 million, positive EBITDA and a renewed focus on Mexico."

David Wolfin, President & CEO

	2019	2018	2017	2018-19 Change
Silver Equivalent Payable Ounces Sold[2]	2,345,453	2,640,129	2,245,946	↓11%
Cash Cost per Silver Equivalent Ounce[1,2,3]	12.08	$9.32	$8.65	↑30%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2]	$17.19	$12.94	$12.41	↑33%

1. For 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu.
   In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.
   In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.
2. "Silver equivalent ounces sold" for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces, and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.
3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

In 2019, the Company updated the calculation of all-in sustaining cash costs to include penalties, treatment charges and refining charges and the 2018 figures above have also been represented to include these costs. The change is due to the Company no longer selling product from the San Gonzalo Mine, which historically had little to no penalties associated with the saleable concentrate, and the Company is planning to be selling concentrate produced primarily from the Avino Mine for the foreseeable future.

We have come through a year of transition for Avino, marked by improved throughput and recoveries, winding down of the San Gonzalo Mine and sale of the Bralorne Gold Mine in British Columbia.



MESSAGE FROM THE CEO

To Our Shareholders:

We have come through a year of transition for Avino, marked by improved throughput and recoveries, winding down of the San Gonzalo Mine and sale of the Bralorne Gold Mine in British Columbia. Amidst turbulent markets at the time of this report and the COVID-19 pandemic, we improved our financial position and laid groundwork for more efficient operations in Mexico. Cost-cutting initiatives during 2019 served us well, and we will continue to keep costs controlled to maintain financial health.

Production for 2019 ended slightly under our internal expectations of between 2.4 and 2.6 million silver equivalent ounces. With San Gonzalo reaching the end of its current resources in Q4 2019 and its operations halted, we ended the year with total silver equivalent production of 2,397,042 ounces. Operationally, we faced a few lost days of production during upgrades to the crusher, labour negotiations due to the transition of work from San Gonzalo and heavy seasonal rain. On a positive note, we were able to increase throughput in Q3 2019 and improve recoveries during Q3 and Q4.

The San Gonzalo mine, which began commercial production in 2012, exceeded its expected five-year mine life by two years and produced 6 million silver equivalent ounces at an average cash cost under $10 per silver equivalent ounce. Without the benefit of San Gonzalo's historically higher grade, our consolidated cash costs and all in sustaining costs rose in 2019.

In December Avino closed the sale of Bralorne Gold Mines to Talisker Resources for total cash and other consideration of close to $29 million. This transaction improved our financial position and now allows us to focus on our Mexico operations. We retain a significant investment interest in Talisker going forward, and we wish them much success.

A key focus in Mexico is brownfield exploration, which will continue to be an emphasis over the next several years. We also plan to build an exploration department to be led by a senior level geologist. We recognize the importance of structural interpretation and how it will enable better understanding, and help in defining new targets.

Despite the challenges of the past and current year, we are ready for our transition with operating cash flows of $1.4 million, positive EBITDA, a renewed focus on Mexico and our Elena Tolosa Mine, and cash in the bank that will help fund our search for another exciting high grade deposit similar to San Gonzalo within the Avino property.

At the time of posting this Annual Review, Avino has complied with the Mexican Government's decree that all non-essential businesses are to temporarily suspend operations due to the COVID-19 pandemic. We wish all of our stakeholders, shareholders, local communities and all employees the best of health during this challenging and unprecedented time.

David Wolfin, President & CEO

2019 OPERATIONS OVERVIEW


• Eagle Property
CANADA
• Minto Property
• Olympic-Kelvin Property
UNITED STATES
• San Gonzalo Mine
• Avino Mine
• Ana Maria Property
• Aranjuez Property
• El Hueco Property
• El Laberinto Property
• La Potosina Property
MEXICO

MEXICO OPERATING PLANT AND MINES

Avino has operated in, and remained an essential partner for the Durango region of Mexico since 1968. Here we own and operate two mines with significant brownfield exploration potential across dozens of targets, many of them former small mines. We also hold five greenfield projects, all within Durango State.

In 2019, the Avino mill served the Avino and San Gonzalo mines. The Avino Mine includes the Avino, or Elena Tolosa (ET) vein as well as the newly-developed Avino West area of the Avino mine. The plant is configured to run four separate circuits with a total capacity of 2,500 tpd.

Why Mexico?
Mexico's mining history extends back more than 500 years—as does the history of the Avino Property. Mexico is the world's largest producer of silver and a leading producer of gold, copper and zinc, amongst other minerals. The country's appeal to both domestic and international miners derives from its stable political and economic environment, modern infrastructure, skilled and educated work force and a pro-mining culture.

OPERATIONS IN MEXICO

Circuit #	Capacity (tpd)	Source of Mill Feed	Online Date
1	250	San Gonzalo Mine	Oct, 2012
2	250	Avino (ET) & San Gonzalo mines	Apr, 2013
3	1,000	Avino (ET) Mine	Jan, 2015
4	1,000	Historic above ground stockpiles	Jul, 2018


UNITED STATES
MEXICO
DURANGO
AVINO PROPERTY
DURANGO
BELIZE
GUATEMALA

AVINO MINE

A Unique Property, an Exceptional Asset
With 20 named veins on the Avino property, plus over 50 additional veins, the project offers an exceptional brownfields asset. Sitting on the edge of a structurally controlled caldera, the property hosts multiple conduits for mineralization. Targets include composite vein sets of different composition as well as bulk veins and narrow veins of gold, silver and copper.

One of Mexico's Oldest Silver Mines
Site of the company's original mining operation beginning in the early 1970s, Avino represents one of Mexico's longest-standing silver mines. Historic production dates to the 1500s, and at one time Avino hosted the world's largest open-cut operation.

Mining the Historic Avino Vein
Avino mined the extensive Avino, or ET (Elena Tolosa) vein, through 27 years of both open pit and underground production. In 2001, the mine shut down due to low silver prices and closure of a key smelter. Following two years of redevelopment and mill expansion, the mine reopened in 2015. Today, mining of the Avino vein is once again in full operation, and it remains open at depth.

The mine employs over 350 workers, 80 percent of which live in nearby towns. The remaining 20 percent are housed on site. Our entire workforce at the Avino Mine is Mexican.

2019 AVINO MINE HIGHLIGHTS

Ownership	100%
Silver Production (oz)	510,270
Gold Production (oz)	4,473
Copper Production (lbs)	4,563,195
Silver Equivalent Production (oz)*	1,656,091
Feed Grade Silver (g/t)	44
Feed Grade Gold (g/t)	0.45
Feed Grade Copper (%)	0.56



Avino West Zone

The Avino West zone, formerly referred to as the "San Luis" area, is accessed through a separate portal located approximately two kilometers from the main entrance of the ET area. Current resources at Avino West were included in the most recent resource estimate on the Avino property.

Advancements in 2019

Capital expenditures for 2019 totaled US$8.9 million and included the construction of a tailings thickener, expansion of the existing Tailings Storage Facility, metallurgical projects to help improve recovery rates and underground development at the Avino Mine.

The state-of-the-art tailings thickener reduces water content sent to the tailings facility, helping reduce the amount of fresh water required for the mill. We also installed a geomembrane liner in the old historic open pit so that tailings can be deposited. This is permitted, and a portion is already in use.

Various mill improvements helped us achieve higher mill throughput (2,500 tpd) and increased recoveries. We also achieved higher than expected production from the historic above ground stockpiles.

During Q2 2019, we incurred unplanned downtime due to labour negotiations arising from the pending closure of the San Gonzalo Mine. The San Gonzalo Mine reached the end of its resources, and mining was stopped in the latter part of Q4 2019.

The Company would like to reiterate its long-standing and continuing commitment to the community of Avino and our fair treatment of all mine workers in accordance with Mexican labour laws. Throughout our history, we have enjoyed low labour turnover and excellent relations with employees and the surrounding region.

In July, results of a sampling campaign comprising 52 recent and historic holes previously drilled in the hanging-wall revealed significant and consistent metal grades and wide vein widths. This campaign was considered encouraging and has the potential to add mineable tonnage to the pipeline of near-term production.

Exploration and Development in 2019

The Avino property is situated on a volcanic caldera with robust mineralized gold-silver-copper stockwork, breccia vein textures and porphyry-style mineralization with vast exploration potential. Many significant targets remain unexplored.

We have budgeted for 11,500 meters of exploration drilling in 2020.

The company has engaged the same team of expert geoscientists that were instrumental in reinterpreting and reimagining the Bralorne Property which eventually lead to the successful sale of the asset.

An initial phase of work entailed a review and compilation of data with the view to developing an understanding of the key drivers for mineralization, namely stratigraphy and structural geology with the view of defining new targets and developing under-underexplored areas. The second phase will entail a detailed structural review which will evaluate existing data along with performing an in-depth site analysis. The objective of the study will be to create an updated, detailed surface geological map, a complete 3D geological model, and a structural model identifying veining along with target recommendations. By updating and modernizing the entire property's extensive data asset and by applying modern geological techniques and tools, the potential for additional discovery is significantly enhanced.

Avino Mine Mineral Resources Summary as at February 21, 2018*

Measured & Indicated Mineral Resources			Grade				Metal Contents			
Resource Category	Deposit	Metric tonnes	AgEq g/t	Ag g/t	Au g/t	Cu %	AgEq Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Total Measured	All Deposits	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Total Indicated	All Deposits	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured & Indicated		10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Total Inferred	All Deposits	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects."

The silver equivalent for the Avino (ET) mine was calculated using the following assumptions: Au price US$1,300/oz. Ag price US$ 17.50/oz. Copper price US$3/lb. A net smelter return (NSR) was calculated and the silver equivalent was back calculated for Avino/ET using the formula: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) - 151.8 x Bi (%)) / 0.347

Qualified Person(s): Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael O'Brien, P.Geo., Senior Principal Consultant, ARANZ Geo, and under the supervision of Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this report.

*Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq). For 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

BRALORNE GOLD MINES

SOLD TO TALISKER RESOURCES IN DECEMBER 2019

Throughout 2019, we continued our work at Bralorne as the plan shifted from exploring known veins to making new discoveries in underexplored areas.

On December 13, 2019, Avino sold Bralorne Gold Mines to Talisker Resources under the following terms:

- Cash consideration of C$8.7 million;
- Issuance of 12,580,000 common shares of Talisker
- Issuance of 6,290,000 share purchase warrants, exercisable at $0.25 per share for a period of three years after the Closing Date, subject to acceleration in the event the closing price of Talisker's common shares is greater than $0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;
- A cash payment of US$2.5 million, contingent upon the commencement of commercial production at the Bralorne Mine; and
- Transfer of all future restoration and reclamation obligation liabilities to Talisker.

Under Talisker's ownership, the project should benefit from Talisker's deep exploration expertise and access to strategic investment capital from partners such as Osisko Gold Royalties.

Avino looks forward to seeing Talisker advance their exploration strategy at Bralorne and remains a supportive shareholder.


BRITISH COLUMBIA
BRALORNE GOLD MINE
Minto & Olympic Claims
Lillooet
Whistler
99
Vancouver
Strait of Georgia
WASHINGTON USA
CANADA



CORPORATE INFORMATION

HEAD OFFICE

Suite 900 – 570 Granville Street
Vancouver BC Canada V6C 3P1
T 604.682.3701

INVESTOR RELATIONS

T 604.682.3701
E ir@avino.com

DIRECTORS

Gary Robertson, Chairman
David Wolfin
Jasman Yee
Peter Bojtos
Ronald Andrews

MANAGEMENT

David Wolfin
President and CEO

Carlos Rodriguez
Chief Operating Officer

Nathan Harte CPA
Chief Financial Officer

Dorothy Chin
Corporate Secretary

Peter Latta, P.Eng, MBA
VP Technical Services

Jennifer North
Manager, Investor Relations

Andrew Kaplan
Capital Market Strategist

AUDITORS

Manning Elliott LLP
1700 – 1030 W. Georgia Street
Vancouver BC Canada V6E 2Y3
T 604.714.3600

TRUST COMPANY & TRANSFER AGENT

Computershare
3rd Floor – 510 Burrard Street
Vancouver BC Canada V6C 3B9
T 604.691.7363

CANADA LEGAL COUNSEL

Harper Grey LLP
3200 – 650 W. Georgia St.
Vancouver, BC V6B 4P7
604.687.0411

U.S. LEGAL COUNSEL

Lewis Brisbois
Suite 1100 - 333 Bush Street
San Francisco, CA 94104
T 415.262.8508

SHARES TRADED

NYSE American: Symbol **ASM**
TSX: Symbol **ASM**
FSE: Symbol **GV6**